Daniel B. Eng

415-772-9608 DIRECT

deng@weintraub.com

October 26, 2015

VIA EDGAR

Amada Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:      Cesca Therapeutics Inc.

Registration Statement on Form S-1

Filed: September 24, 2015

File No.: 333-207115

Dear Ms. Ravitz:

On behalf of Cesca Therapeutics Inc. (the “Company”), we are submitting this letter in response to the Staff’s comment letter dated October 21, 2015, in connection with the Company’s Registration Statement on Form S-1 filed with the Commission on September 24, 2015. We have reproduced the text of the Staff’s comments in bold-faced, italicized type and have provided our response thereafter. Terms used in our response that are not defined have the meanings as defined in the Company’s Form S-1.

1.	Given the nature and size of the transaction being registered, advise us of your basis for determining that this transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company acknowledges the Staff’s comment, but for the reasons set forth below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling securityholders named therein (“Selling Securityholders”) of common stock that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i). The Company believes that the following factors particularly support this conclusion: (i) the Selling Securityholders have borne and continue to bear the full investment and market risk of their investment in the Company; (ii) the Selling Securityholders are not in the business of underwriting securities and have represented that they purchased the Debentures and Warrants issued in the private placement financing for their own accounts and not for the purposes of distribution; (iii) the Selling Securityholders are not affiliates or otherwise in control of the Company and are limited by the terms of the Debentures and Warrants from acquiring ownership of more than 9.9% of the Company’s outstanding common stock through conversion of the Debentures and exercise of the Warrants; in that regard, the Selling Securityholders are secured lenders to the Company who may convert their Debentures into common stock; (iv) the Selling Securityholders did not receive any placement fees or commissions from the Company in connection with the private placement financing; (v) the Selling Securityholders will collect all proceeds in connection with any future resales of the Registered Shares; (vi) although the Registration Statement covers what may seem to be a large number of shares relative to the Company’s outstanding common stock, the Registered Shares underlying the Debentures and Warrants, have not been issued and some of which may never be issued as 74.4% of them are currently “out of the money”; and (vii) the Selling Securityholders have held the Debentures and Warrants acquired in the private placement financing for a period of time, and the Company does not expect, and the trading volume of the Company’s common stock does not support, significant resales of the Registered Shares in the near future.

Background of the Private Placement Financing

As described in the Registration Statement and as reported on a Form 8-K for a date of report of August 31, 2015, the Company entered into a Securities Purchase Agreement with two institutional accredited investors (“Investors” or “Selling Securityholders”) pursuant to which the Company issued and sold to such Investors, in a private placement financing, Senior Secured Convertible Debentures in the principal amount of $15,000,000 (“Debentures”), Series A warrants (“Series A Warrants”) to purchase up to 22,058,823 shares of Company’s common stock (“Series A Warrant Shares”) at an exercise price equal to $0.68 per Series A Warrant Share and Series B warrants (“Series B Warrants” and together with the Series A Warrants, “Warrants”) to purchase up to 12,132,353 shares of Company’s common stock (“Series B Warrant Shares” and together with the Series A Warrant Shares, “Warrant Shares”) at an exercise price equal to $0.68 per Series B Warrant Share. The Series A Warrants have a fixed exercise price that are not adjusted based on increases or decreases in the market price of the Company’s common stock, while the Series B Warrants exercise price, subject to shareholder approval, is subject to market price adjustment. The Debentures and Warrants provide for customary anti-dilution and general corporate adjustments to their fixed exercise prices and the number of shares subject thereto upon the occurrence of events that are in the Company’s control (such as, for instance, a securities issuance by the Company at a price per share lower than the conversion price or exercise price of the applicable Debentures and Warrants), and contain restrictions on exercise in the event and to the extent such exercise would the holder of the Warrant or any of its affiliates to beneficially own more than 9.9% of the Company’s common stock. The transactions contemplated by the Securities Purchase Agreement had an initial closing of $5,500,000 on August 31, 2015 (“Initial Closing Date”). On the Initial Closing Date, the Investors acquired the ownership of the $5,500,000 of Debentures and Warrants validly issued by the Company. The private placement financing is subject to a second closing at which time the Company will receive the remaining $9,500,000 from the Investors for the completion of the sale of the remaining Debentures. This second closing will occur within 5 trading days of the Commission declaring the Registration Statement effective (the “Second Closing Date”).

As part of the private placement financing, the Company entered into a Registration Rights Agreement pursuant to which it became obligated to file one or more registration statements to register for resale the shares of common stock issuable upon conversion of the Debentures and exercise of the Warrants. To account for any potential adjustments to the exercise price under the Series B Warrants, the Company registered 100% of the common stock underlying the Debentures and Series A Warrants and 125% of the common stock underlying the Series B Warrants based on the initial exercise price. As a result, the Registration Statement registers the 59,283,087 shares of common stock. All such shares are referred to herein as the “Registered Shares”.

Rule 415 Analysis

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In other words, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by Selling Securityholders in a secondary offering.

In the event an offering purported to be a secondary offering is re-characterized as a primary offering on behalf of the issuer, (i) the offering would have to be made on a fixed price basis and the Selling Securityholders would be unable to sell their securities at prevailing market prices, (ii) the Selling Securityholders may be deemed to be “underwriters” with respect to the offering, and as a result, exposed to potential liabilities under Section 11 of the Securities Act and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would not be available to the Selling Securityholders to effect resales of their securities. In this regard, and as noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), the Staff’s interpretation of the availability of Rule 415(a)(1)(i) can have a significant impact on the ability of smaller public companies, such as the Company, to raise capital and on the ability of a Selling Securityholders to effect resales of its securities.

In C&DI 612.09, the Staff has recognized the importance of the characterization of an offering as a primary or secondary offering and has identified the relevant factors to be considered in analyzing the characterization of an offering. C&DI 612.09 provides as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (italics added)

The Company has reviewed the factors set forth in C&DI 612.09 and analyzed each of those factors as applied to the private placement financing, which analysis is set forth below. Based on the Company’s consideration of the totality of the facts and circumstances of the private placement financing and each of the factors set forth in C&DI 612.09, the Company believes that the proposed resale of the Registered Shares by the Selling Securityholders as contemplated by the Registration Statement should be characterized as a secondary offering, and that all of the Registered Shares can be registered for resale by the Selling Securityholders pursuant to Rule 415(a)(1)(i).

(a)     How long the Selling Securityholders have held the securities

Presumably, the longer securities have been held, the less likely it is that the Selling Securityholders are acting as a mere conduit for the issuer. In this case, 56 days have passed since the issuance of the Debentures and Warrants from the Initial Closing Date of August 31, 2015. During such time, none of the Selling Securityholders has sold any of the securities acquired in the private placement financing. With respect to the Debentures to be acquired at the Second Closing, for the reasons discussed below, the Company does not expect substantial resales of the Registered Securities to occur in the near future.

The Company’s Common Stock has Historically Traded in Low Volumes: Although the Company’s common stock is listed on the Nasdaq Capital Market, the trading volume of the Company’s common stock has historically been very low. According to Yahoo! Finance, the three-month average daily trading volume of the Company’s common stock as of October 20, 2015, was 79,959 shares. The Company respectfully submits that the Selling Securityholders’ ability to resell the Registered Shares will be severely limited because the market simply cannot absorb such sales, even if such shares are registered. For example, if the Selling Securityholders were to attempt to liquidate their positions of the Registered Shares in the open market, and assuming that no other person sold any shares of the Company’s common stock, it would take them over 37 months to sell all of the Registered Shares at the current daily trading volume. Alternatively, if the Selling Securityholders accounted for half of that daily trading volume, it would take them over 74 months to sell all of the Registered Shares. Given the length of time it would take the Selling Securityholders to liquidate their positions, it is not credible to conclude that they have purchased the Company’s securities in the private placement financing for the purpose of quickly exiting their position. In this situation, as common in many PIPE transactions, the concept that the Selling Securityholders have “freely tradable” shares is more theoretical than real. For all practical purposes, the Selling Securityholders are largely prevented from liquidating substantial portions of their investment for the near future, regardless of whether the Registered Shares are registered.

Representations Made by Each of the Selling Securityholders: Each of the Selling Securityholders represented to the Company in the Securities Purchase Agreement that it acquired the Debentures and Warrants, and upon the conversion and exercise of the Debentures and Warrants will acquire the shares of common stock, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. Each of the Selling Securityholders further represented that, as of the closing of the private placement financing, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Company’s securities it purchased in the private placement financing in violation of applicable securities laws. We note that the Investors’ representations are bolstered by their own prior conduct. The Selling Securityholders previously purchased shares of common stock and warrants in a private placement by the Company in February 2014, and still hold such securities, evidencing the Selling Securityholders’ long-term position in the Company’s growth and business.

The Common Stock Have Not Yet Been Issued: As a threshold matter, it is important to note that the Debentures and Warrants are convertible or exercisable instruments and the common stock underlying the Debentures and Warrants have not yet been issued. There is no economic incentive for the Selling Securityholders to convert or exercise their Debentures or Warrants (and subsequently sell the shares of common stock underlying the Debentures and Warrants) unless and until the trading price of the Company’s common stock exceeds the applicable conversion price of the Debentures or exercise price of the Warrants. As of October 23, 2015, the closing price for a share of Company’s common stock was $0.60, which is less than the Debentures conversion price and Series A Warrant exercise price of $0.68. As a result, the Company does not anticipate conversion of the Debenture or exercise of the Warrants in the near term.

Moreover, the Company notes that there is no mandatory holding period for a PIPE transaction such as the Company’s private placement financing to be characterized as a valid secondary offering. As a result, the 56-day period that has already elapsed since the Initial Closing Date of the private placement financing and the additional future period that the Company anticipates to elapse before resales of the Registered Shares are made by the Selling Securityholders are substantially longer than the holding period required by the Staff for a valid PIPE transaction. As noted by the Staff in C&DI 116.19, a valid secondary offering could occur immediately following the closing of a private placement. C&DI 116.19 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” (italics added)

The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly after closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days after closing). The Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with CD&I 116.19. The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, including that: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the issuer.

The Investors in the private placement financing who paid for the Debentures and Warrants issued at the Initial Closing have borne the investment risk of such securities for the 56-day period that has elapsed since that date and will continue to bear this investment risk for a potential substantial additional period before they can make significant resales of such securities. The Investors will pay for additional Debentures on the Second Closing Date (which will occur within five trading days of effectiveness). However, as the conversion price is based on the Initial Closing Date and they were not able to control any of the conditions to the Second Closing, the Investors will bear the same market risk on the common stock underlying the Debenture at the Initial Closing. Because the Selling Securityholders have been, and continue to be, subject to market risk if the market price of the Company’s common stock declines, their willingness to participate in the private placement financing with the knowledge that they may not be able to exit their positions at a profit and that their ability to fully exit their positions would likely be restricted for an extended period of time provides evidence that they purchased such securities with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).

Further, due to the Debentures, the Selling Securityholders currently hold security interests in all of the assets of the Company. Therefore, Selling Securityholders position in this PIPE is that of a secured lender and not an underwriter or short-term holder. As such, Selling Securityholders have more rights and protections than that of a common stockholder. The Selling Securityholders would release their secured interests in the Company’s assets in converting to the Debenture to Registerable Securities. Were the Selling Securityholders looking to sell the common stock of the Company into the market, they already hold common stock they acquired in June 2014 that they could sell without releasing their security interest associated with the Debentures.

The factors discussed above, including the length of time that has elapsed since the Debentures and Warrants were originally issued to the Selling Securityholders and the length of time that is expected to elapse before the Registered Shares become saleable in the public market support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(b)     The circumstances under which the Selling Securityholders received the securities

The Debentures and the Warrants were issued and sold to the Selling Securityholders in an arm’s-length private placement transaction that complied in all respects with C&DI 116.19, Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. As described in part (a) above, the Selling Securityholders have represented to the Company that they acquired the Debentures and Warrants without a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. The Company is not aware of any evidence that would indicate that these representations were false. The gross cash proceeds from the Company’s sale of the Debentures and Warrants went directly to the Company, as will the proceeds from subsequent issuance of the remaining Debentures and the exercise of the Warrants. No Selling Securityholders or any affiliates of the Company received or will receive any compensation from the Company in connection with the private placement financing or any exercise of Warrants. Additionally, as set forth in the Registration Statement, except for proceeds from the exercise of Warrants, the Company will not receive any proceeds from the resale of Registered Shares by the Selling Securityholders.

No Selling Securityholders is acting on the Company’s behalf with respect to the registration of the Registered Shares for resale under the Registration Statement and, other than the Registration Rights Agreement, the Company has no contractual relationship with any of the Selling Securityholders that would control the timing, nature and amount of resales of the Registered Shares or whether such Registered Shares are ever resold under the Registration Statement. The existence of the Registration Rights Agreement is not, in and of itself, evidence of an intent on the part of the Selling Securityholders to sell their Registered Shares, much less to sell or distribute the securities on behalf of the Company. As noted in part (a) above, there are a number of reasons, other than to effect an immediate sale, why investors prefer securities to be registered. Each Selling Securityholder made an investment decision as of the closing of the private placement financing and has borne and continues to bear the risk of ownership of the acquired Debentures and Warrants since the date of purchase.

Importantly, the registration of the Registered Shares was a contractual obligation of the Company following the Selling Securityholders’ payment of the full purchase price for the Debentures and Warrants issued in the private placement financing, and not a condition precedent thereto. As a result, as noted in part (a) above, the Selling Securityholders have borne, and continue to bear, the risk that the Company fails or is unable to register the underlying common stock, as well as other risks attendant to share ownership, including that the market price of the Company’s common stock could fall. These market risks, to which the Selling Securityholders became subject to upon the closing of the private placement financing, further support that the secondary offering being registered by the Registration Statement is not being made by or on behalf of the Company or with the intent to effect a distribution.

The Company is not aware of any evidence that any agreement or understanding exists among the Selling Securityholders to effect a distribution of the Registered Shares. In fact, each Selling Securityholder has represented to the Company that it does not have any agreement or understanding, directly or indirectly with any person to distribute any such securities in violation of applicable securities laws.

Additionally, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, defines the term “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” Accordingly, the mere size of an offering does not make a proposed sale a distribution; rather, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, the Company has not, and is not aware that the Selling Securityholders have conducted any road shows or taken any other actions to condition the market for their Registered Shares, and the Company has no evidence that any special selling efforts or selling methods have been taken or would take place if all of the Registered Shares covered by the Registration Statement were registered.

As a result, the circumstances under which the Selling Securityholders received the Debentures and the Warrants in the private placement financing further support that the offering for resale of the Registered Shares by the Selling Securityholders under the Registration Statement is a secondary offering and not a primary offering.

(c)     The Selling Securityholders’ relationship to the Company

No Selling Securityholder is an affiliate of the Company or is represented on the Company’s Board of Directors, nor does any Selling Securityholders have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement that would result in control or influence over the conduct of the Company’s business and operations. In that regard, and as discussed above, the Selling Securityholders are in a unique position as a secured lender, which puts them in a different position, as a lender, than an equity holders. The Selling Securityholders’ Debentures are secured by all of the assets of the Company, including its intellectual property. Therefore, the Selling Securityholders’ may not convert the Debentures, if any, into common stock because of its secured position which it would forgive if they convert into common stock. The Selling Securityholders have no relationship with the Company other than as a lender and investor.

In addition, it is important to note that each Selling Securityholder, together with its affiliates, is prohibited from converting the Debentures or exercising the Warrants to the extent that such exercise would cause it or its affiliates to beneficially own more than 9.9% of the Company’s common stock. This type of “ownership cap” has been upheld by many courts (see Levy v. Southbrook, 263 F.3d 10 (2d Cir. 2001), cert. denied, 122 S. Ct. 1911 (2002)) and is supported by the Commission’s interpretive guidance (see Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting CDI 105.03), and prohibits any of the Selling Securityholders from holding a sufficient percentage of the Company’s securities to have a controlling influence over the Company by virtue of equity ownership.

(d)     Amount of shares being registered

At the outset, it is important to note that the amount of securities involved in an offering is only one of several factors cited in C&DI 612.09 to be considered in applying Rule 415(a)(i)(1). A disproportionate focus on the number of securities being registered is inconsistent with C&DI 612.09 and the facts and circumstances surrounding other transactions similar to the private placement financing.

The ability to effect a secondary offering under Rule 415(a)(i)(1) depends on whether the offering is made by the Selling Securityholders or deemed to be made by or on behalf of the issuer. To reach a conclusion that an offering is being made on behalf of an issuer, it must first be concluded that the Selling Securityholders are seeking to effect a distribution of the applicable securities. If the primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is even a small number and, conversely, a valid secondary offering can take place when the amount of securities involved is a large percentage of the issuer’s outstanding capital stock. Moreover, reducing the number of securities being registered would not change the circumstances of a proposed offering. If the Selling Securityholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold would not change the investment intent of the Selling Securityholders or their ability to effect a distribution if, in fact, that was their intent.

A focus on the number of securities being registered in relation to the issuer’s outstanding securities or public float in determining whether an offering is a primary or a secondary offering would have a disproportionate impact on smaller public companies, such as the Company, that often have more limited options to raise funds. As a result, a focus on the number of securities being registered by smaller companies seems inconsistent with the Commission’s public commitment to small business issuers. Further, the enactment of the Jumpstart Our Business Startups Act in 2012 demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

The Company acknowledges the large number of shares of common stock covered by the Registration Statement relative to the public float of the Company’s common stock, but respectfully submits to the Staff that the number of shares being registered is merely a mathematical result of the size of the investment, the price per share of the common stock and the Company’s market capitalization, rather than an indicator of a primary public offering. The price at which the Company sold its shares of common stock in the private placement financing was primarily the result of the Company’s closing stock price at the time of the negotiation of the terms of the transaction. The large number of shares of common stock that the Company now proposes to register is not indicative of an intent to distribute by the Selling Securityholders. Rather, it is indicative of the size, nature, and terms of the private placement in which such securities were issued and sold by the Company. Furthermore, the Company notes that the large number of shares sought to be registered by the Registration Statement is in part due to the Company registering 125% of the sum of the shares of common stock underlying the Series B Warrants, to account for adjustments to the Warrants that would only occur upon the happening of certain specified events.

The Company understands that the Staff may look more closely at a secondary offering seeking to register more than approximately one-third of the issuer’s public float, in order to examine whether the secondary offering might be a “disguised” primary offering for Rule 415 purposes. However, the Company further understands that this one-third test is intended to be a mere screening tool and is not intended to substitute for an analysis of the factors cited in C&DI 612.09 that are discussed above and below. As set forth in this analysis, each of these other factors supports the conclusion that the private placement financing was a valid private placement in which the Selling Securityholders acquired the Company’s securities as an investment subject to substantial and material market risk and that the offering of the Registered Shares for resale by the Selling Securityholders pursuant to the Registration Statement constitutes a valid secondary offering.

The Company further submits that limiting the resale offerings to those involving one-third or less of an issuer’s public float seems to contradict other interpretative positions of the Staff. For example, C&DI 612.12 describes an example in which a holder of well over one-third of the issuer’s outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, C&DI 216.14 regarding the use of Form S-3 to effect a secondary offering, provides as follows:

Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (italics added)

These interpretive positions make clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions indicate that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not a secondary offering. In this case, as described in the analysis above and below, the other facts regarding the private placement financing and the Selling Securityholders indicate that the offering of all of the Registered Shares for resale by the Selling Securityholders pursuant to the Registration Statement is properly characterized as a secondary offering permitted under Rule 415(a)(1)(i).

(e)     Whether the Selling Securityholders are in the business of underwriting securities

The Selling Securityholders are comprised of private investment funds. The Company has been advised that none of the Selling Securityholders is a broker-dealer. To the Company’s knowledge, none of the Selling Securityholders are in the business of underwriting securities.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking …” As noted in part (a) above, each Selling Securityholders made specific representations to the Company in the Securities Purchase Agreement that such Selling Securityholder was acquiring the Debentures and Warrants in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, and that such Selling Securityholder did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities in violation of applicable securities laws. There is no evidence to suggest that any of these representations were false. As a result, since there is no distribution of securities by the Selling Securityholders on behalf of an issuer, there is no underwriting and the Selling Securityholders should not be characterized as underwriters within the meaning of the Securities Act.

Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present with respect to the Selling Securityholders in the private placement financing.

(f)     Whether under all the circumstances it appears that the Selling Securityholders are acting as a conduit for the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts do not support the determination that the Selling Securityholders are acting as a conduit for the Company in connection with the offering of the Registered Shares for resale under the Registration Statement. The Selling Securityholders have represented their investment intent and disclaimed any intent to illegally distribute the Registered Shares and the Company is not aware of any evidence that would suggest that any of the Selling Securityholders is acting, individually or together, to effect a distribution of the Registered Shares.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of Register Shares by the Selling Securityholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i).

2.	Please revise your incorporation by reference to include the Forms 8-K filed on September 15, 2015 and September 29, 2015.

The Company will revise the Registration Statement in the next amendment to incorporate the Forms 8-K filed on September 15, 2015 and September 29, 2015 with the Commission.

We believe that the Company has addressed all of the Staff's comments contained in its letter dated October 21, 2015.

In connection with the submission of this letter, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please feel free to contact the undersigned.

Very Truly Yours,

/s/ Daniel B Eng
Daniel B. Eng

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